SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 17 March 2006

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Transaction in Own Shares dated 03 March 2006
99.2	Director/PDMR Shareholding dated 06 March 2006
99.3	Transaction in Own Shares dated 06 March 2006
99.4	Director/PDMR Shareholding dated 07 March 2006
99.5	Transaction in Own Shares dated 07 March 2006
99.6	Director/PDMR Shareholding dated 08 March 2006
99.7	Director/PDMR Shareholding dated 09 March 2006
99.8	Director/PDMR Shareholding dated 09 March 2006
99.9	Transaction in Own Shares dated 10 March 2006
99.10	Sale of European Hotels dated 13 March 2006
99.11	Director/PDMR Shareholding dated 13 March 2006
99.12	Director/PDMR Shareholding dated 13 March 2006
99.13	Transaction in Own Shares dated 13 March 2006
99.14	Holding(s) in Company dated 14 March 2006
99.15	Transaction in Own Shares dated 14 March 2006
99.16	Transaction in Own Shares dated 15 March 2006
99.17	Transaction in Own Shares dated 16 March 2006

99.1

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 280,000 of its ordinary shares at a price of
854.7656p per share.

END

99.2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)       An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)       An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)       An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)       An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR
3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii)
both (i) and (ii)

(i) a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities

Richard Winter

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Richard Winter

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

10 pence ordinary shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Richard Winter

8 State the nature of the transaction

Exercise of Executive Share options and sale of shares

9. Number of shares, debentures or financial instruments relating to shares acquired

Exercise of options over 183,990 IHG ordinary shares at a weighted average option price of £3.2229 per share

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Negligible

11. Number of shares, debentures or financial instruments relating to shares disposed

Sold 183,990 IHG ordinary shares

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

Exercise of options over 183,990 IHG ordinary shares at a weighted average option price of £3.2229 per share
Sold 183,990 IHG ordinary shares at a price of £8.502224

14. Date and place of transaction

3 March 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

5,983 ordinary shares (Negligible percentage holding)

16. Date issuer informed of transaction

3 March 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant
N/A

18. Period during which or date on which it can be exercised
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of shares or debentures involved (class and number)
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

22. Total number of shares or debentures over which options held following notification
N/A

23. Any additional information
N/A

24. Name of contact and telephone number for queries
Catherine Engmann 01753 410 243

Name and signature of duly authorised officer of issuer responsible for making notification

Catherine Engmann 01753 410 243

Date of notification

6 March 2006

END

99.3

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 240,000 of its ordinary shares at a price of
859.7043p per share.

END

99.4

                                                 InterContinental Hotels Group PLC
                         Technical Interest of Directors and Persons Discharging Managerial Responsibility
                                            in Employee Share Ownership Trust (Jersey)

Following a release of shares to participants (not Directors) under the Executive Share Option Plan on 3 March 2006,
InterContinental Hotels Group PLC confirms that the new total holding of the InterContinental Hotels Group PLC Employee Share
Ownership Trust (Jersey) as detailed below:

Number of shares/amount of stock disposed - 206,617
Total holding in the Trust following this notification - 2,299,540 Ordinary shares

The following directors and persons discharging managerial responsibility, who are among the potential beneficiaries of the ESOT-
Andrew Cosslett, Richard Hartman, Stevan Porter, Richard Solomons, Tom Conophy, Peter Gowers, Tracy Robbins and Richard Winter-
are technically deemed to be interested in those shares.

END

99.5

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 250,000 of its ordinary shares at a price of
846.88p per share.

END

99.6

8 March 2006

                                                 INTERCONTINENTAL HOTELS GROUP PLC

           Notification of transactions of directors, persons discharging managerial responsibility or connected persons

In respect of the conditional  rights over  InterContinental  Hotels Group PLC  ("Company")  ordinary shares awarded to a number of participants  the  Company's  Performance  Restricted  Share Plan  ("PRSP"),  the  Company  was  notified  on 7 March 2006 that the following  numbers of shares were  transferred  from the  Company's  Employee  Share  Ownership  Trust  ("ESOT")  to the  following directors and other persons discharging managerial responsibility on 6 March 2006:

Director                                              Number of shares transferred

Andrew Cosslett                                                   17,225
Richard Hartman                                                   50,058
Stevan Porter                                                     48,367
Richard Solomons                                                  41,705

Other Persons Discharging Managerial Responsibility

Peter Gowers                                                      28,597
Richard Winter                                                    31,577

The awards are based on performance  to 31 December 2005 and relate to the Company's  total  shareholder  return against a group of
11 other comparator  companies and growth in return on capital  employed.  The Company finished in fifth place in the TSR group and achieved ROCE growth of 46%.  Accordingly,  42.8% of the maximum  potential  award vested on 3 March 2006,  in accordance  with the
rules of the Plan.   The share numbers shown above are net of income tax liabilities.

Following the release of the shares to  participants,  the Employee Share Ownership  Trust will hold 1,486,505 IHG PLC shares.  The following  directors and persons  discharging  managerial  responsibility,  who are among the potential  beneficiaries of the ESOT-
Andrew Cosslett,  Richard Hartman,  Stevan Porter,  Richard Solomons,  Tom Conophy, Peter Gowers, Tracy Robbins and Richard Winter-
are technically deemed to be interested in those shares.

                                                 ---------------Ends--------------

Name of Contact for this RNS Announcement:

Catherine Engmann                                    Tel: 01753 410 243
Company Secretariat
InterContinental Hotels Group PLC

END

99.7

9 March 2006

                                                 InterContinental Hotels Group PLC
                                                    ("IHG PLC or the Company")

                                                  Directors' Interests in Shares

The following  Directors and other persons  discharging  managerial  responsibility  have been awarded  conditional rights over the numbers of ordinary IHG PLC shares shown below under the Company's  Short Term  Deferred  Incentive  Plan ("the Plan").  The Awards
were made on 8th March 2006.

Director                                                        Number of IHG shares awarded

Andrew Cosslett                                                 105,276
Richard Hartman                                                 64,518
Stevan Porter                                                   67,557
Richard Solomons                                                67,296

Other Persons Discharging Managerial Responsibility

Peter Gowers                                                    45,510
Richard Winter                                                  49,560

Under the terms of the Plan,  participants  are normally paid their annual  performance  bonus in IHG PLC shares ("bonus  shares"), deferred  over a three year  period.  The  shares  will  normally  be  released  in equal  amounts  on the first,  second and third anniversary  of the award date,  and are  conditional  on the  directors'  continued  employment  with the Group until each release date.

The above figures  include  matching shares awarded by the Company of 0.5 times the deferred  amount,  in accordance with the terms of the Plan.

Following  the award of shares to  participants,  the  Employee  Share  Ownership  Trust will hold  1,188,269  IHG PLC shares.  The following  directors and persons  discharging  managerial  responsibility,  who are among the potential  beneficiaries of the ESOT-
Andrew Cosslett,  Richard Hartman,  Stevan Porter,  Richard Solomons,  Tom Conophy, Peter Gowers, Tracy Robbins and Richard Winter-
are technically deemed to be interested in those shares.

                                                 ---------------Ends--------------

Name of Contact for this RNS Announcement:

Catherine Engmann                                    Tel: 01753 410 243
Company Secretariat
InterContinental Hotels Group PLC

END

99.8

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

(1)       An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)       An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)       An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)       An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Intercontinental Hotels Group PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985;
or

(iii) both (i) and (ii)

A transaction notified In accordance With Dr 3.1.4r(1)(a)

3. Name of person discharging managerial responsibilities/director

Tom Conophy, Chief Information Officer
(Person Discharging Managerial Responsibility)

4. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Personal Interest

5. State the nature of the transaction

Award of shares under the terms of the Intercontinental Hotels group PLC Short Term Deferred Incentive Plan

6. Date issuer informed of transaction

8 March 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

7. Date of Award

8 March 2006

8.  Period during which or date on which it can be exercised

Shares will vest between 1 April 2007 and 1 April 2008.

9.  Total amount paid (if any) for grant of the option

N/A

10.  Description of shares or debentures involved (class and number)

85,846 ten pence ordinary shares

11.  Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Nil cost awards

12. Total number of shares or debentures over which awards held following notification

85,846

13.  Name of contact and telephone number for queries

Catherine Engmann, 01753 410 243

14. Name and signature of duly authorised officer of issuer responsible for making notification

Catherine Springett, 01753 410 242

15. Date of notification

9 March 2006

END

99.9

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 400,000 of its ordinary shares at a price of
830.94p per share.

END

99.10

13 March 2006

                                               INTERCONTINENTAL HOTELS GROUP
                              SALE OF 24 HOTELS IN CONTINENTAL EUROPE FOR €352MILLION (£240m)

InterContinental Hotels Group PLC ("IHG") today announces it has sold a portfolio of 24 hotels (4,903 rooms) to a subsidiary of Westbridge Hospitality Fund LP ("Westbridge"). Westbridge is a hospitality investment fund managed by
Westmont Hospitality, one of IHG's largest franchisees. The portfolio has been sold for €352m (approximately £240m), marginally above net asset value. Proceeds to IHG in cash and debt assumption are €345.2m (before transaction costs), with the balance of €6.8m relating to third party minority interests.

The hotels have been sold to Westbridge with 15 year franchise contracts.  Normalised franchise fees are expected to be approximately €4m per annum. The hotels are located in Continental Europe and operate under the Crowne Plaza, Holiday Inn, and Express by Holiday Inn brands. The transaction is expected to complete in the second quarter of 2006.

The hotels generated revenues of €140m, EBITDA of €28m and EBIT of €11m in 2005.

These disposals represent a continuation of IHG's strategy to grow its managed and franchised business and reduce asset ownership. Since separation in April 2003, IHG has disposed of, or is in the process of disposing of, 175 hotels with a net asset value of more than £2.8bn. Aggregate proceeds received to date have been above net asset value. IHG has announced the return of £2.75bn to shareholders, of which £2.0bn has already been completed. Proceeds received from the disposal will be used for investment, returns to shareholders, or managing IHG's debt position.

Andrew Cosslett, Chief Executive of IHG, commented:

"This deal is another significant step in the transformation of IHG. As we focus on managing and franchising hotels, it is essential that we continue to develop our relationships with key partners on a global basis. Westmont Hospitality is one of
IHG's largest franchisees, and we are delighted to extend our strong relationship with them."

For further information, please contact:
Investor Relations (Gavin Flynn, Paul Edgecliffe-Johnson):                                       +44 (0) 1753 410 176
                                                                                                 +44 (0) 7808 098 972
Media Enquiries (Leslie McGibbon):                                                               +44 (0) 1753 410 425
                                                                                                 +44 (0) 7808 094 471

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms.  InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, over 3,600 hotels and
537,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and
Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel IndigoTM, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.

         High resolution images to accompany this announcement are available for the media to download free of charge from
                              www.vismedia.co.uk . This includes profile shots of the key executives.

Transaction details:

1. The purchasing entity is Cooperatie Westbridge Europe 1 U.A.

2. The net asset value of the assets sold was €327m.

3. No material tax charge arises as a result of the transaction.

4. The assets have been sold on a 15x post fee EBITDA multiple.

Disposals announced today:

-----------------------------------------------------------------------------------
                                                                      2005
                                                                        €m
Revenue                                                                140
EBITDA                                                                  28
EBIT                                                                    11
-----------------------------------------------------------------------------------
Hotel                                                                         Rooms
-----------------------------------------------------------------------------------
Crowne Plaza Amsterdam Schiphol                                                 242
-----------------------------------------------------------------------------------
Crowne Plaza Antwerp                                                            262
-----------------------------------------------------------------------------------
Crowne Plaza Brussels Airport                                                   315
-----------------------------------------------------------------------------------
Crowne Plaza Hamburg                                                            285
-----------------------------------------------------------------------------------
Crowne Plaza Heidelberg                                                         232
-----------------------------------------------------------------------------------
Holiday Inn Amsterdam                                                           256
-----------------------------------------------------------------------------------
Holiday Inn Bologna City                                                        162
-----------------------------------------------------------------------------------
Holiday Inn Brussels Airport                                                    310
-----------------------------------------------------------------------------------
Holiday Inn Florence                                                             92
-----------------------------------------------------------------------------------
Holiday Inn Hamburg Kielerstrasse                                               105
-----------------------------------------------------------------------------------
Holiday Inn Milan                                                               119
-----------------------------------------------------------------------------------
Holiday Inn Munich City Centre                                                  580
-----------------------------------------------------------------------------------
Holiday Inn Paris Republic                                                      318
-----------------------------------------------------------------------------------
Holiday Inn Vienna South                                                        174
-----------------------------------------------------------------------------------
Express by Holiday Inn Alicante                                                 120
-----------------------------------------------------------------------------------
Express by Holiday Inn Berlin                                                   251
-----------------------------------------------------------------------------------
Express by Holiday Inn Cologne - Muelheim                                       107
-----------------------------------------------------------------------------------
Express by Holiday Inn Dortmund                                                 107
-----------------------------------------------------------------------------------
Express by Holiday Inn Dusseldorf                                               150
-----------------------------------------------------------------------------------
Express by Holiday Inn Frankfurt Airport                                        186
-----------------------------------------------------------------------------------
Express by Holiday Inn Frankfurt Messe                                          175
-----------------------------------------------------------------------------------
Express by Holiday Inn Munich                                                   120
-----------------------------------------------------------------------------------
Express by Holiday Inn Troisdorf                                                110
-----------------------------------------------------------------------------------
Express by Holiday Inn Valencia San Luis                                        125
-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------
Total                                                                         4,903
-----------------------------------------------------------------------------------

END

99.11

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)       An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)       An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)       An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)       An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Intercontinental Hotels Group PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the
Companies Act 1985; or

(iii) both (i) and (ii)

A transaction notified In accordance With Dr 3.1.4r(1)(a)

3. Name of person discharging managerial responsibilities

Jonathan Linen
(Non-Executive Board Director)

4. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Personal Interest

5. State the nature of the transaction

Private purchase of shares

6. Date issuer informed of transaction

10 March 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

7. Date of Award

N/A

8.  Period during which or date on which it can be exercised

N/A

9.  Total amount paid (if any) for grant of the option

N/A

10.  Description of shares or debentures involved (class and number)

10,000 ADRs purchased at $14.4531 per share

11.  Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

12. Total number of shares or debentures over which awards held following notification

10,000 ADRs

13.  Name of contact and telephone number for queries

Catherine Engmann, 01753 410 243

14. Name and signature of duly authorised officer of issuer responsible for making notification

Catherine Springett, 01753 410 242

15. Date of notification

13 March 2006

END

99.12

                                         InterContinental Hotels Group PLC
                 Technical Interest of Directors and Persons Discharging Managerial Responsibility
                                     in Employee Share Ownership Trust (Jersey)

Following a purchase of shares on 9 March 2006, InterContinental Hotels Group PLC confirms that the new total holding of the InterContinental Hotels Group PLC Employee Share Ownership Trust (Jersey) as detailed below:

Number of shares/amount of stock purchased:                   945,000
Currency and price:                                           £8.333592 per share
Total holding in the Trust following this notification:       2,431,505 Ordinary shares

The following directors and persons discharging managerial responsibility, who are among the potential beneficiaries of the ESOT- Andrew Cosslett, Richard Hartman, Stevan Porter, Richard Solomons, Tom Conophy, Peter
Gowers, Tracy Robbins and Richard Winter- are technically deemed to be interested in those shares.

END

99.13

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 320,000 of its ordinary shares at a price of 861.07p per share.

END

99.14

                                                     SCHEDULE 10

                                     NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

InterContinental Hotels Group PLC

2) Name of shareholder having a major interest

Lehman Brothers International (Europe)

3) Please state whether notification indicates that it is in respect of holding of the shareholder names in 2 above or in respect of a non beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

13,349,016

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

8 March 2006

11) Date company informed

13 March 2006

12) Total holding following this notification

13,349,016

13) Total percentage holding of issued class following this notification

3.08%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Liz Searle 01753 410 246

16) Name and signature of authorised company official responsible for making this notification

Liz Searle

17) Date of notification

14 March 2006

END

99.15

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 300,000 of its ordinary shares at a price of 858.94p per share.

99.16

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 250,000 of its ordinary shares at a price of 865.28p per share.

END

99.17

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 280,000 of its ordinary shares at a price of 877.99p per share.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	17 March 2006